BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that, on this date, MBR Investimentos Ltda. ("MBR"), a company controlled by BRF, has signed a term sheet ("Term Sheet") with the companies Viposa Participações Ltda., Indústria e Comércio de Couros Britali Ltda. and Vanz Holdins Ltda. (together, "Sellers"), holders of 100% (one hundred percent) of the capital stock of Gelprime Indústria e Comércio de Produtos Alimentos Ltda. ("Gelprime"), a company that produces, sells and distributes gelatin and collagen through the processing of animal origin raw material.

The Term Sheet establishes the main terms and conditions for the acquisition, by MBR, of 50% (fifty percent) of Gelprime capital stock ("Acquisition") for the value of R$ 312,500,000.00 (three hundred and twelve million and five hundred thousand reais), subject to possible adjustments.

The transaction is part of the Company’s strategy to have greater participation of value-added products in the portfolio, enabling profitability expansion and business diversification. Additionally, the availability of raw materials is a competitive advantage in this market.

The closing of the transaction is subject to the negotiation and execution of the definitive documents and the approval by the Brazilian antitrust authorities.

São Paulo, December 17, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer